© 2016 Ambac Financial Group, Inc. One State Street Plaza, New York, NY 10004 All Rights Reserved | 800-221-1854 | www.ambac.com CANYON’S ATTACKS VS THE REAL FACTS APRIL 2016

AMBAC’S RESPONSE TO CANYON’S ATTACKS 1 ► Canyon Capital Advisors (“Canyon”) has launched a series of attacks directed at our Company, our CEO and President, Nader Tavakoli, and, most recently, our Chairman, Jeffrey S. Stein • These attacks seek to advance Canyon’s short-term, creditor-focused agenda to the detriment of long-term shareholders ► We believe Canyon’s criticism of Ambac’s (the “Company”) Board and management exposes its true intentions – to liquidate our Company – and highlights its inability to articulate a business strategy that would create greater value for shareholders than Ambac’s ► Shareholders representing over 20% of our outstanding common stock have already publicly endorsed Ambac and its Board slate, including our Chairman, and have rejected Canyon’s proxy fight ► Canyon’s attacks and assertions are, simply, inconsistent with the real facts

Canyon demands a change in strategy to focus on the immediate payment of claims. We believe this strategic shift either misunderstands or intentionally ignores certain basic realities: • As an insurance company, liquidity is essential to Ambac’s ability to pay future claims and execute transactions that preserve and create value for shareholders • Ambac also has to maintain strong capital levels, to a level ultimately determined by the Wisconsin Office of the Commissioner of Insurance (“OCI”), to ensure it has the ability to pay claims into the future and to protect against unexpected losses • Management’s strategic deployment of our capital in our own insured obligations, together with our policy commutation activity, has in our estimate created more than $3.0 billion of value through discount capture since the inception of that program • The Company also has significant legacy exposure it is actively managing in coordination with the OCI. These efforts have contributed to nearly $1.2 billion of operating earnings(1) and to the reduction of our insured net par exposure by $36 billion in 2015 We believe Canyon’s short-term, creditor-focused agenda would put at risk the constructive working relationship we have developed with the OCI, which is essential to delivering sustained shareholder value at Ambac • Repayment of policyholder claims is at the sole discretion of the OCI and our capacity to invest in insured securities and commute loss polices is subject to certain limits and authorities of the OCI • Canyon’s call for redemption of surplus notes demonstrates its short-term objectives that run contrary to the long-term interests of shareholders • We continue to work closely with the OCI to effect a final resolution of the Supervisory Rehabilitation and an exit from its oversight of the Segregated Account • Canyon’s attempts to undermine the collaborative relationship that we have developed with our chief regulator (through its bid to oust our Chairman and various other attacks) threaten future shareholder value creation 2 AMBAC’S RESPONSE TO CANYON’S ATTACKS

$36 million(2) $373 million(3) Equity Holdings Creditor Holdings WHY WE BELIEVE THAT CANYON IS A CONFLICTED SHAREHOLDER Canyon’s creditor holdings are more than 10x larger than its equity holdings 3

CANYON’S ATTACKS VS. THE REAL FACTS CANYON’S ATTACKS THE REAL FACTS “In an attempt to distract stockholders from the real issues, Ambac's management claims Canyon is conflicted as a policyholder” ► We believe Canyon is conflicted: Its creditor holdings have an estimated market value of ~$373 million, more than 10x larger than the size of its equity position of ~$36 million(2,3) • Canyon’s principal economic interest is as a creditor of Ambac, not a shareholder. Its continual attempts to force changes to the Board jeopardize the relationship that Ambac, its Board and management team have built with the OCI, our primary regulator, which negatively impacts all shareholders ► At current market values, we believe Canyon stands to realize a gain on its credit holdings (when such are paid in full) that will be a multiple of its entire equity position in Ambac(4) ► We believe the timing of Canyon’s campaign against Ambac further highlights its conflict – only after a failed attempt to renegotiate an accelerated payment on its creditor holdings did Canyon begin its campaign against Ambac’s Board and CEO “But Canyon owns almost 5% of Ambac's stock; its policy interests only add to its large stake in the Company” ► Shareholders representing over 20% of our outstanding common stock have already publicly endorsed Ambac and its Board slate, including our Chairman, and have rejected Canyon’s proxy fight ► Canyon’s equity position in Ambac is not unique: There were seven other shareholders that each owned over 4% of our outstanding stock as of December 31, 2015 ► Canyon is using its equity ownership as a platform to advance its own credit-focused interests, not the interests of all shareholders 4

CANYON’S ATTACKS VS. THE REAL FACTS CANYON’S ATTACKS THE REAL FACTS “Ambac needs a new Board member” “While the new directors are a welcome addition, we believe Ambac would benefit by having a second stockholder-proposed independent director replace Ambac’s Chairman of the Board, Jeffrey S. Stein” ► Ambac has added four new independent directors since 2015, including the two recent appointments of David Herzog and Ian Haft. Shareholders representing more than 20% of our outstanding shares have already publicly supported our Board slate ► In our view, replacing Mr. Stein would undermine the leadership of the Board and remove the independent director most responsible for leading the Company to its strong current position and who is best suited to lead the Board going forward ► Canyon’s attacks on Mr. Stein fail to recognize the importance of his role as Chairman and the unique business and regulatory challenges he has addressed and helped overcome in leading Ambac (including building relationships with our principal regulator) ► Mr. Stein has over 22 years of experience as an investor in the high yield, distressed debt and special situations equity asset classes; previously, he was Co-Founder and Principal of Durham Asset Management L.L.C., a global event-driven distressed debt and special situations equity asset management firm, which launched in 2003 with $50 million in assets under management and grew to $1.5 billion across its core hedge fund and CLO strategies. ► Mr. Stein is widely recognized as an independent director who has successfully steered multiple public and private companies, including • Dynegy Inc. upon emergence from bankruptcy in 2012 • MLR Petroleum LLC upon emergence from bankruptcy in 2015, where Mr. Stein currently serves as Chairman. MLR successfully closed on the sale of its assets in 2015 generating a positive return for investors. Mr. Stein currently serves as the Liquidating Trustee for MLR • Granite Ridge Holdings, LLC upon emergence from bankruptcy in 2007. Granite Ridge successfully closed on the sale of its assets in 2015 generating a positive return for investors • US Power Generating Company in January 2012. US Power Generating Company successfully closed on the sale of its assets in 2013 generating a positive return for investors 5

CANYON’S ATTACKS VS. THE REAL FACTS CANYON’S ATTACKS THE REAL FACTS “Ambac needs a new Board member” “While the new directors are a welcome addition, we believe Ambac would benefit by having a second stockholder-proposed independent director replace Ambac’s Chairman of the Board, Jeffrey S. Stein” (continued) ► Mr. Stein’s board experience has included service on numerous audit, compensation, corporate governance and investment committees (including as Chairman) ► Mr. Stein was originally asked to join the Board of the Company as it emerged from bankruptcy because of his experience as an investor in the financial services industry, his understanding of complex capital structures and regulatory regimes, his ability to effectively evaluate capital allocation and risk mitigation strategies and his track record as a director on the boards of other companies ► Mr. Stein was selected to be Ambac’s independent Chairman because of his demonstrated ability to develop fundamental positions on important business and strategic issues and to lead the Board’s deliberations on these matters ► Mr. Stein has developed strong relationships with the directors on the Boards of both Ambac Financial Group (“AFG”) and Ambac Assurance Corporation (“AAC”) as well as with the OCI. His deep institutional knowledge of the complex opportunities and challenges facing Ambac, along with his commitment to exemplary corporate governance and protecting shareholder interests, make him the right choice as Ambac’s Chairman 6

CANYON’S ATTACKS VS. THE REAL FACTS CANYON’S ATTACKS THE REAL FACTS “The Company touts $25 of operating earnings per share in 2015...the market knows better: Ambac shares declined from $24.50 to $14.09 (42%) during the same period” ► 2015 operating performance was strong: • We generated nearly $1.2 billion of operating earnings(1), or $25.32 per diluted share, in 2015, an increase of 74% per diluted share • Net income for the year ended December 31, 2015 was $493.4 million (including a $514.5 million goodwill charge), or $10.72 per diluted share, a 4% increase from 2014 (on a per diluted share basis) • We tripled adjusted book value per share(5) in 2015 to $24.78; when we emerged from bankruptcy in 2013, adjusted book value per share was ($7.23)(6) • We increased book value per share by 20% to $37.41 during 2015 ► Despite our strong operating performance, we believe our stock was negatively impacted by external factors, particularly our legacy exposure to Puerto Rico and the related perceived uncertainty regarding the treatment of the Puerto Rico Sales Tax Financing Corporation (“COFINA”) ► Year-to-date, as of April 13, 2016, our stock is up 15% vs. 2% for the S&P 500 and trades at a premium to both MBIA and Assured Guaranty on a price to adjusted book value basis(7) 7

Ambac’s stock price was 90.5% correlated with the price of Puerto Rican municipal bonds in 2015(8,9) 65.0% 70.0% 75.0% 80.0% 85.0% 90.0% $10 $12 $14 $16 $18 $20 $22 $24 $26 $28 $30 Dec-14 Jan-15 Mar-15 Mar-15 May-15 May-15 Jun-15 Jul-15 Aug-15 Sep-15 Oct-15 Nov-15 Dec-15 Ambac (left axis) Puerto Rico GO 8% as a % of par (right axis) Correlation: 90.5% AMBAC’S 2015 STOCK PRICE CORRELATION TO PUERTO RICO (8) 8 6/29: Puerto Rico’s Governor said that the island’s $70 billion debts are “not payable” 12/1: Puerto Rico’s Governor announced a “clawback” provision to redirect revenue away from bonds and avoid default

CANYON’S ATTACKS VS. THE REAL FACTS CANYON’S ATTACKS THE REAL FACTS “Policy claims are accruing substantial interest and are required to be paid down before equity gets any return of capital” ► We believe the strategy driving our asset-liability management and capital allocation programs ensures our ability to provide for future obligations to policyholders that extend through 2050 and beyond, as opposed to Canyon’s strategy of accelerating payments of its claims, which only serves its own short-term creditor interests. We believe Canyon’s demands for immediate payment reflects a lack of understanding of our business and concern for its durability – the strategic deployment of our capital in our own insured obligations, together with our policy commutation activity, has in our estimate created more than $3.0 billion of value through discount capture since the inception of that program ► Accelerating repayment of policy claims is at the sole discretion of the OCI; the OCI takes into consideration the interests of all policyholders when determining whether to accelerate payments ► We will continue to execute our proactive asset-liability strategy in a way that maximizes value to all stakeholders ► These active asset-liability management initiatives have consistently generated returns in excess of the 5.1% interest payments due on Deferred Payment Obligations (“DPOs”), thereby accruing value to all stakeholders ► Our strategy offers the most timely opportunity to commence distributions to shareholders 9

CANYON’S ATTACKS THE REAL FACTS “Ambac stockholders profited when claims were paid down and lost money in 2015 when they were not” ► We believe Canyon’s implication that policy claim pay downs are the primary driver of stock price performance is contrary to the facts • Our stock price increased 23% from May 1, 2013 to December 31, 2013, during which time we were paying 25% of Segregated Account claims. We believe our emergence from bankruptcy was the primary driver of stock price performance during that time • In 2014, when the OCI increased the Segregated Account claim payments to 45%, and we paid down DPOs and redeemed surplus notes by a combined $1.6 billion, our share price performance was 0%(10) ► Moreover, Canyon's assertion ignores the fact that the OCI controls the timing and size of pay downs of DPOs and redemptions of surplus notes CANYON’S ATTACKS VS. THE REAL FACTS 10

CANYON’S ATTACKS VS. THE REAL FACTS CANYON’S ATTACKS THE REAL FACTS “Mr. Tavakoli and the Board [have failed] to develop and implement any coherent go- forward business strategy” ► Ambac has clearly and consistently stated that our current strategic priority is the disciplined execution of an asset-liability management program that creates shareholder value within the context of a constructive relationship with the OCI; our 2015 results have demonstrated the effectiveness of our strategy • We aggressively pursued our RMBS-related lawsuits which resulted in resolutions that benefitted all shareholders, including our recent settlement with JP Morgan for $995 million • We prioritized de-risking of the insured book of AAC ‒ We reduced our insured net par exposure by $36 billion while disposing of a substantial amount of higher risk obligations ‒ We focused on accretive market and privately-negotiated liability management transactions ‒ We commuted and negotiated terminations of $628 million net par of student loan exposure, including $180 million to South Carolina Student Loan Corp. and $448 million to National Collegiate Student Loan Trust • We made opportunistic purchases of our own distressed insured exposures ‒ As of December 2015, we had acquired $1.2 billion, or 34%, of deferred amounts (including interest) outstanding ‒ We purchased $635 million of Ambac-insured distressed securities, including $590 million in RMBS • We raised $146 million in gross proceeds from a RMBS re-securitization, reducing exposure to intrinsic RMBS risk, raising liquidity and increasing capacity to acquire AAC distressed insured exposures • We continued to “right-size” the Company as our portfolio shrinks; for instance, in 2015 we reduced head count for the year by 9%, resulting in annualized savings of about $5 million • We further improved our communication with shareholders and our constructive relationship with the OCI ► Looking forward, Ambac’s strategy will continue to focus on executing our comprehensive asset- liability management program and leverage our core competencies across our platform to maximize shareholder value 11

CANYON’S ATTACKS VS. THE REAL FACTS CANYON’S ATTACKS THE REAL FACTS “Ambac still holds over $26 per share of an Insurance Intangible Asset (related to financial guarantees) that still needs to be written off, causing a drag on earnings for the foreseeable future” ► Amortization of the Insurance Intangible Asset has no economic impact on Ambac • The Insurance Intangible Asset is excluded from our adjusted book value per share and, accordingly, its amortization is excluded from operating earnings • We do not believe that the Insurance Intangible Asset has an impact on our valuation. Ambac, like our peers, is typically valued using a price to adjusted book value ratio which excludes the impact of intangibles ► It is well known and thoroughly disclosed that Ambac was required to establish an Insurance Intangible Asset in connection with its application of Fresh Start Accounting rules upon its emergence from bankruptcy ► We have clearly disclosed the source and impact of this Insurance Intangible Asset on our balance sheet and financial results since it was established 12

CANYON’S ATTACKS VS. THE REAL FACTS CANYON’S ATTACKS THE REAL FACTS “We believe the Company's earnings were primarily due to changes in future loss assumptions related to mortgage securities, litigation estimates and the early refinancing of municipal bonds. Excluding these assumptions, Ambac lost approximately $1.75 per share in 2015” ► Ambac’s earnings are driven by premiums, investment income and developments in our loss reserves, much of which results from the active management of our business ► Our earnings reflect improvements in our core business and the successful execution of our strategy • We believe that the prudent and proactive management of our insured portfolio has resulted in net favorable developments in our loss reserves, including the positive impact of student loan commutations and the enforcement of our subrogation rights • Loss reserve assumptions are evaluated each quarter for adequacy of amount and consistency with past practice, taking into consideration all new facts and circumstances, including interest rates and home price appreciation projections for RMBS ‒ Actual RMBS claims have been below forecast during 2014 and 2015 • Our strategy of aggressively prosecuting outstanding litigation has yielded recoveries that exceeded expectations, including the $995 million JP Morgan settlement ► Continued on next page 13

CANYON’S ATTACKS VS. THE REAL FACTS CANYON’S ATTACKS THE REAL FACTS “We believe the Company's earnings were primarily due to changes in future loss assumptions related to mortgage securities, litigation estimates and the early refinancing of municipal bonds. Excluding these assumptions, Ambac lost approximately $1.75 per share in 2015” (continued) ► Unlike other shareholders, Canyon seems disappointed by the fact that we had record operating earnings in 2015. Moreover, in an attempt to debunk our operating earnings success, it argues that the key drivers of these results were not in our control – this is not the case • Canyon's jerry-rigged reformulation of our earnings reflects a misunderstanding of, or intentional disregard for, certain basic realities of GAAP and our business • Our record earnings were driven by management of our core business – defeasance of special situations, the disciplined execution of our asset-liability management strategy, aggressive prosecution of outstanding litigation and the material reduction in our insured net par exposures • Canyon also asserts that a key driver of our earnings (loss and loss expense / benefit) should not be credited to our control, but nonsensically concludes that the related operating expenses should be ‒ Ambac estimates that approximately 78% of the $769 million of loss and loss expense benefit realized in 2015 that Canyon characterizes as passive was from active management of the Company’s insured portfolio • In addition, as it has done elsewhere in its presentations, Canyon produces numbers with no support – such as the “full economic interest expense” charge of $110 million 14

CANYON’S ATTACKS VS. THE REAL FACTS CANYON’S ATTACKS THE REAL FACTS “Ambac is in liquidation, and we believe is holding over $2 billion of excess capital, which grows monthly as insured bond exposure rolls off and non cash assets are realized” ► Ambac is not in liquidation • The Segregated Account of AAC is in rehabilitation. Our strategy is to aggressively manage our assets and liabilities and eventually end the rehabilitation with AAC as a viable and strong Company ► In fact, we believe Canyon’s advocated strategy of immediate liquidation would destroy shareholder value. We believe Canyon's strategy is not the preferred course of action of our principal regulator, would inhibit our ability to effectively negotiate with litigation and other counterparties and is in opposition to our successful asset-liability management strategy ► We believe Canyon’s estimate of our excess capital is incorrect; Canyon is confusing capital with liquidity • Canyon’s estimate is arbitrary and must include assumptions about future losses that are unrealistically optimistic ‒ Calculating excess capital requires numerous assumptions and subjective judgement • Based on its most recent court filings, it appears that the OCI, which determines the amount and timing of DPO payments and Surplus Note redemptions, does not agree that Ambac is in an excess capital position ► We believe that Canyon’s capital allocation preferences – and its representation of our current excess capital positon – reflect its incentives as a significant creditor, not as a shareholder 15

CANYON’S ATTACKS VS. THE REAL FACTS CANYON’S ATTACKS THE REAL FACTS “Deferring distributions of capital only enriches and insulates management and the Board by unnecessarily prolonging their tenures...We believe that management should return the maximum amount of capital available to stockholders” ► We believe Canyon’s statement that we have deferred distributions of capital is inaccurate • Ambac does not control the timing and magnitude of our claims payments because the Segregated Account is still in rehabilitation – our management team is working with the OCI to put AAC in the best position for a durable exit from rehabilitation • We take seriously our fiduciary obligation to shareholders when evaluating capital allocation decisions. Our continuing strategy is to deploy capital through accretive asset-liability management, executing de- risking transactions that enhance the value of AAC • Ambac’s asset-liability management and capital allocation programs require consideration of policyholder obligations that extend beyond 2050, rather than solely those of short-term creditors • The interests of the Board and management team are completely aligned with those of shareholders “By not paying off Ambac’s $3.5 billion of claims, $2 per share of value is permanently lost every year” ► We believe Canyon’s assertions regarding lost value are inconsistent with the facts – the OCI controls the size and timing of the repayment of DPOs ► The nature and circumstances of Ambac’s business require us to retain capital and liquidity, as ultimately determined by the OCI. Within the context of these requirements, Ambac has strategically deployed capital and liquidity in our own insured obligations that, together with policy commutation activity, has in our estimate created more than $3.0 billion of value through discount capture ► Our asset management strategy has resulted in a year-end long-term investment yield (excluding Ambac UK) of over 6.0% and a statutory book yield of 6.5%, generating positive carry relative to our deferred obligations • Investments in Ambac-insured RMBS have generated a cumulative total return of approximately 28% during 2014-2015 ► Moreover, our commutation activity has generated IRRs for our shareholders in excess of the yield on our investment portfolio 16

CANYON’S ATTACKS VS. THE REAL FACTS CANYON’S ATTACKS THE REAL FACTS “Ambac’s exposures continued to run-off primarily due to municipal refinancings” ► Active management of our portfolio is critically important to our risk management program and to our strategy for creating shareholder value • While a large portion of Ambac's portfolio is indeed running-off due to municipal refinancings, an increasing percentage of the portfolio is higher-touch and requires active engagement, as well as complex transaction structuring, to resolve ► In 2015, we reduced our insured portfolio by 25%, from $144.7 billion down to $108.3 billion • We reduced adversely classified credits 23% from $26.5 billion down to $20.4 billion in 2015 – much of the reduction was the result of active engagement and negotiation by Ambac. Examples of active de- risking include: ‒ $628 million net par of student loan commutations and negotiated terminations, including $180 million to South Carolina Student Loan Corp. and $448 million to National Collegiate Student Loan Trust ‒ $229 million of exposure to the Puerto Rico Highway and Transportation Authority ‒ $111 million of net par exposure to pooled aircraft lease securitizations • Our team has the expertise and track record to execute the complex transactions necessary to reduce our riskier exposures 17

CANYON’S ATTACKS VS. THE REAL FACTS CANYON’S ATTACKS THE REAL FACTS “MBIA, which had a comparable exposure runoff, cut expenses by 28%” “We believe management’s excess spending is costing stockholders almost $1 per share annually” ► MBIA’s expenses did decline in 2015 – but what Canyon does not disclose is that the reduction was driven almost entirely by the sale of a business • MBIA reduced expenses $55 million in 2015; the sale of Cutwater Asset Management was completed on January 1, 2015 – if Cutwater’s expenses remained constant with 2014 levels, its sale accounts for $48 million (or over 87%) of MBIA’s year-over-year expense reduction(11) ► Canyon does not provide support for its calculation of management’s “excess spending”; we do not believe its $1 per share calculation is supportable – this equates to approximately half our annual operating expenses, which are critical to the execution of our asset-liability management strategy • Cutting half our expenses may be headline-grabbing, but we believe it is patently unrealistic – particularly because a large portion of our operating expenses are incurred executing our asset-liability management program, which drives operating earnings ► Moreover, expense reduction initiatives have been, and will continue to be, a key focus at Ambac • In 2015, we reduced head count for the year by 9%, resulting in annualized savings of about $5 million • Non-compensation related expenses were reduced by approximately 8% in 2015, excluding costs associated with the pursuit of an AAC recapitalization ‒ In addition, nearly 6% of consolidated operating expenses related to the rehabilitation of the Segregated Account remained under the control of the OCI in 2015 • We are constantly looking for ways to further reduce costs and we thoroughly evaluate all cost reduction opportunities – for example, in 2015 we restructured and renewed the lease on our headquarters, which will eliminate approximately $13 million of Junior Surplus Note obligations ‒ For 2015, Ambac’s consolidated operating expenses were less than 75% of MBIA’s, despite a similarly sized employee base 18

CANYON’S ATTACKS VS. THE REAL FACTS CANYON’S ATTACKS THE REAL FACTS “Canyon believes that Mr. Tavakoli lacks relevant experience…and is therefore entirely unqualified to serve as the permanent President and CEO of Ambac” ► Nader Tavakoli’s diverse skills and experience make him exceptionally qualified to serve as the President and CEO of Ambac • Mr. Tavakoli has over 30 years of experience in areas directly relevant to our strategic priorities, including investment management, restructurings, litigation management and highly regulated businesses • Prior to his appointment with Ambac, Mr. Tavakoli had considerable experience in managing substantial investment portfolios from his roles at Odyssey Partners, Highbridge Capital Management and EagleRock Capital Management, which he founded • Mr. Tavakoli has significant experience in financial services businesses and in dealing with complex fixed income securities, particularly related to structured securities and lower credit quality / distressed securities • His deep knowledge of corporate governance and ethics are invaluable in today’s corporate environment, particularly for a company in a regulated industry, such as Ambac • Mr. Tavakoli serves as a Director and Litigation Trustee of the MF Global bankruptcy where, among other things, he is investigating and pursuing claims on behalf of the company against that company’s former management and others • Mr. Tavakoli began his career as an attorney with clients in banking, litigation and corporate restructuring matters • Mr. Tavakoli has been involved with Ambac since 2012 and has served as a director of Ambac since May 1, 2013, as interim President and CEO in 2015 and as permanent President and CEO since January 2016. These experiences provide him a meaningful understanding of the Company and its current position ► Ambac’s Board evaluated a number of candidates for the role of CEO and concluded that Mr. Tavakoli is best suited to lead the Company ► Over the past few months, we have received both public and private letters and feedback from shareholders expressing their support for Mr. Tavakoli as CEO of Ambac ► Mr. Tavakoli’s experience is underpinned by our strong 2015 results; see page 21 for more detail 19

CANYON’S ATTACKS VS. THE REAL FACTS CANYON’S ATTACKS THE REAL FACTS “The Board [failed] to incorporate the views of major stockholders with respect to Mr. Tavakoli’s appointment” ► We speak to shareholders regularly and took shareholders’ views into account in the Board’s process of appointing Mr. Tavakoli as CEO ► We received numerous letters from shareholders in support of Mr. Tavakoli’s appointment, including a public letter signed by five Ambac shareholders, stating(12) • “We strongly urge the Board to remove the interim status and make Nader Tavakoli the full time Chief Executive Officer of AMBC. By doing so the Board will show its support for Mr. Tavakoli and empower him to resolve the numerous issues facing the Company. In the year under Mr. Tavakoli's "Interim" leadership, AMBC has made significant strides including a dramatic reduction in financial guarantees, further commutations and buyback of insured obligations, significant progress in the outstanding litigation cases, and an upward increase in adjusted book value.” ► In fact, Joshua Friedman, Canyon’s Co-Chairman and Co-CEO, emailed Mr. Tavakoli the following on the date his appointment as interim CEO was announced in December 2014: • “We are happy and supportive shareholders! Hope you are well, and what a nice way to kick off the holiday season.”(13) ► At every quarterly Board meeting, a summary of shareholder views is presented and interim updates are provided as necessary. Our management team and Board members have an open dialogue with shareholders and remain dedicated to taking their views into account ► The Support Agreements announced on March 28, 2016 with five key shareholders represents another more recent public vote of confidence for the Board and management team. Public shareholder comments on the announcement included(14): • “It’s time for the Company, which is led by a strong management team, to continue its focus on value creation for the Company and its shareholders. The Board’s extensive dialogue with shareholders has led to the appointment of these highly accomplished directors.” – David Marcus, CEO of Evermore Global Advisors • “We believe the Ambac Board, and Ambac’s strong management team, are well positioned to drive value for all of Ambac’s shareholders, and that the new directors will contribute to these efforts.” – Mark Doyle, President of Sterling Grace Municipal Securities Corp. 20

CANYON'S ATTACKS VS. THE REAL FACTS

CANYON'S ATTACKS	THE REAL FACTS
"Mr. Tavakoli [has a track record] of substandard performance [during his tenure as interim CEO]"	► **Throughout 2015, Mr. Tavakoli oversaw significant progress in executing on all of the Company's stated near-term strategic goals and his track record speaks for itself** • We generated nearly $1.2 billion of operating earnings, or $25.32 per diluted share, in 2015, a 74% increase over 2014 results[1] • We produced net income for the year ended December 31, 2015 of $493.4 million (including a $514.5 million goodwill charge), or $10.72 per diluted share, a 4% increase from 2014 (on a per diluted share basis) • We tripled adjusted book value[5] per share in 2015 to $24.78 • We increased book value per share by 20% to $37.41 at December 31, 2015 • We reduced net par outstanding by 25% (~$36 billion) in 2015, while also disposing of a substantial amount of higher risk obligations • AAC's claims-paying ratio[15] now stands at 19:1 from 26:1 at the end of 2014 • We settled JP Morgan litigation for <u>$995 million</u> in January 2016, <u>substantially higher than expectations, boosting claims-paying resources and bolstering Q4 operating performance</u> • We secured the cancellation of $228.5 million in net par of Puerto Rico Highways and Transportation Authority ("HTA") bonds, equating to approximately $493 million of lifetime principal interest – Mr. Tavakoli has been a vocal leader in the ongoing resolution of the Puerto Rican debt crisis • We commuted and negotiated terminations of $628 million net par of student loan exposure, including $180 million to South Carolina Student Loan Corp. and $448 million to National Collegiate Student Loan Trust ► **Continued on next page**

Ambac

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CANYON’S ATTACKS VS. THE REAL FACTS CANYON’S ATTACKS THE REAL FACTS “Mr. Tavakoli [has a track record] of substandard performance [during his tenure as interim CEO]” (continued) ► We believe Canyon’s references to our 2015 stock price performance are an attempt to distract attention from our 2015 operating earnings success and are misplaced because our 2015 stock price was highly correlated with Puerto Rico • This is another example of Canyon’s “cherry-picked” facts – Canyon wholly ignores that Ambac’s stock price performance (+15%) has substantially outperformed the S&P 500 (+2%)(16) in 2016 (i.e., since Mr. Tavakoli was appointed permanent CEO) “Ambac settled its claims against JP Morgan at ~59%, well below the level at which its monoline peers settled” ► We believe Canyon's assertion is yet another attempt to deceive shareholders by misrepresenting facts; it fails to provide any evidence to support its claims. Canyon is simply wrong • Unlike Canyon’s other unsupported assertions, in this case it is not surprising that additional detail was not provided – because there is not sufficient public disclosure to calculate the putback settlement valuations of the companies listed in its presentation ► In fact, the actual recovery rate on the JP Morgan case was materially higher than 59% 22

CANYON’S ATTACKS VS. THE REAL FACTS CANYON’S ATTACKS THE REAL FACTS “No value creating commutations in 2015” “Ambac finally began commuting risky student loan exposures in February 2016, following Canyon’s continued urging and after the price of its claims reached a near six month high” ► Canyon takes credit for the development and successful execution of our commutation strategy, even though we have been executing commutations as part of our asset-liability management program for years – long before Canyon began its attacks on the Company • In 2015, we commuted and negotiated terminations of $628 million net par of student loan exposure, including $180 million to South Carolina Student Loan Corp. and $448 million to National Collegiate Student Loan Trust ► Canyon also criticizes the prices at which several of our recent commutations were executed, but this criticism is based on the wrong pricing benchmark (surplus notes) ► One particular example that demonstrates Canyon’s misplaced criticism of Ambac’s commutation activity relates to our decision not to commute certain risks in 2014 – but our disciplined approach to pricing allowed us to recently commute the same exposure at approximately 60% of the cost ► Ambac’s disciplined asset-liability management program also led the Company to sell its non-insured, high yield investments in early July 2015 – well in advance of the fallout in the high yield market 23

CANYON’S ATTACKS VS. THE REAL FACTS CANYON’S ATTACKS THE REAL FACTS “Canyon never directed anyone to approach Ambac with a proposal [to buy its credit positions], much less at the 17% premium that Ambac claims…In fact, a broker approached Canyon indicating that Ambac was interested in buying back all of Canyon’s positions and Canyon refused to engage” ► Ambac received detailed communication from the broker involved in this proposal, including: • CUSIP-level information on each security being offered • An offer price for each individual security • A statement that “The seller would like to move [the securities] together…”, which indicated that the broker had been directed by the seller ► Given the specificity of the communication, the dynamics of the market (particularly the relative illiquidity of the securities) and the unlikelihood of a broker offering the securities at such a large premium without the explicit authorization of the owner to show them at that price, we believe there is no plausible explanation other than the seller being directly involved “Ambac announced a plan to replace two of Ambac’s directors with nominees approved by certain stockholders. However, only one of those directors was affirmatively proposed by the stockholders. The other was proposed by Ambac” ► Both Ian Haft and David Herzog were selected as directors in consultation with – and are supported by – many of our shareholders • Shareholders holding 18.5% of our outstanding shares signed formal Support Agreements. These shareholders were and are enthusiastic about Mr. Herzog • Additional public support was announced by Raging Capital, holder of 2.4% of Ambac’s stock ► Fred Arnold, however, is the choice of only one shareholder – Canyon 24

CANYON’S ATTACKS VS. THE REAL FACTS CANYON’S ATTACKS THE REAL FACTS “We believe Ambac's realizable value if properly managed can reach as much as $40 per share” ► Canyon provides no support for its assertion, or the components of its “value creation opportunity” “Current claims held by third parties generated $4 per share annually in interest expense. As such, delay in claim remediation costs stockholders real value” ► Canyon’s assertion that outstanding claims cost stockholders value simply ignores that our asset management strategy has consistently generated investment yields that exceed the interest cost of claims • Our 2015 long-term investment yield (excluding Ambac UK) was over 6.0%, and statutory book yield was 6.5%, both in excess of the 5.1% annual interest on our outstanding surplus notes ► Immediately paying down all third party claims is neither within Ambac's control, nor in the best interest of shareholders • Repayment of policyholder claims is at the sole discretion of the OCI • A narrow focus on the repurchase of outstanding claims would impair our ability to execute on our broader asset-liability management program, which has generated accretive returns for shareholders through the execution of a variety of transactions 25

CANYON’S ATTACKS VS. THE REAL FACTS CANYON’S ATTACKS THE REAL FACTS Canyon has constructed an array of attacks on Mr. Tavakoli’s compensation Mr. Tavakoli’s compensation was set by an independent compensation committee, with input from an independent compensation consultant (Frederick W. Cook & Co.), is well within market norms and is aligned with shareholder interests. Here are the facts: 1. Mr. Tavakoli’s target compensation has objective and substantial performance-based hurdles • His base salary is $950,000 for 2016 • Excluding a one-time, time-based RSU award granted in connection with his appointment as permanent CEO, the balance of his ongoing compensation is performance-based, and he would not receive any value from such compensation if none of the minimum threshold performance goals are achieved • The performance criteria include both stock price appreciation and operational criteria (including stringent asset-to-liability and EBITDA performance thresholds), set each year by the independent compensation committee • In order for Mr. Tavakoli to achieve the maximum compensation allowed under his employment agreement for 2016, Ambac’s stock price will need to increase 28.6% each year through the end of 2018, and the Company will have to satisfy additional financial performance goals including AAC reaching the higher of an (a) asset-to-liability ratio (“ALR”) of 100% and (b) a net asset value of $0 by the end of 2018. In addition, Ambac would also need to earn cumulative EBITDA of at least $19 million. In order for Mr. Tavakoli to achieve the maximum compensation allowed under his employment agreement for 2017 and 2018, additional goals to be set by the Compensation Committee in the future would also have to be achieved at the maximum level ‒ A year-over-year stock price increase of 28.6% through the end of 2018 would represent approximately $16 per share, increasing the stock price for all shareholders to $30 – a 113% increase since Mr. Tavakoli became permanent CEO(17) ‒ Attaining an ALR of 100% would require Ambac to achieve several major milestones, the benefits of which we believe would create substantial value for our shareholders ‒ Producing cumulative EBITDA of $19 million would demonstrate that Ambac has succeeded in generating significant income apart from AAC, marking a new milestone for the Company 26

CANYON'S ATTACKS VS. THE REAL FACTS

CANYON'S ATTACKS	THE REAL FACTS
Canyon has constructed an array of attacks on Mr. Tavakoli's compensation *(continued)*	See below

2. **The compensation amounts are well within industry norms**
   - **Mr. Tavakoli's target total direct compensation is below that of the CEOs of Ambac's two closest peers (MBIA and Assured Guaranty):**
     - Mr. Tavakoli's 2016 target total direct compensation is $5.2 million[18]
     - The target total direct compensation for the CEO of MBIA was $18.2 million[19] in 2014 and $13.2 million[19] in 2015, and for the CEO of Assured Guaranty was $7.8 million in 2014 and $8.7 million in 2015
   - **Maximum equity compensation is comparable to, or below, Ambac's two closest peers (MBIA and Assured Guaranty) – and significantly harder to achieve**
     - The stock price performance required for a maximum payout (based on implied compound annual growth rate of stock price, or "CAGR") on Mr. Tavakoli's 2016 performance-based equity award is the highest among the group by a significant margin (2x the Assured Guaranty requirement and 1.5x the MBIA requirement)

Stock Price CAGRs & Maximum Equity Award Payouts for CEOs[23]

MBIA[20]		Assured Guaranty[21]		Ambac[22]	
CAGR	Value	CAGR	Value	CAGR	Value
19.3%	$18.8	12.9%	$9.5	28.6%	$10.5

     - The maximum payout Mr. Tavakoli could receive for his 2016 equity awards is lower than the maximum payout that the CEO of MBIA could receive, and comparable to the maximum payout that the CEO of Assured Guaranty could receive, for their 2014 awards
     - In addition to the stock price performance goal, to receive a maximum payout, Mr. Tavakoli will also have to achieve stringent ALR and EBITDA performance thresholds

Ambac

27

CANYON’S ATTACKS VS. THE REAL FACTS CANYON’S ATTACKS THE REAL FACTS Canyon has constructed an array of attacks on Mr. Tavakoli’s compensation (continued) 3. Canyon misrepresents Mr. Tavakoli’s compensation on a number of fronts (both by misstating facts and omitting others) as part of its attack • Mr. Tavakoli is entitled to receive total compensation – assuming maximum annual bonuses and maximum equity awards valued at the grant date – of approximately $33 million(24) over four years (2015-2018, with vesting through 2020) – $7 million dollars and 17.5% less than the $40 million asserted by Canyon ‒ Canyon's calculation of Mr. Tavakoli's maximum compensation includes post-grant stock price appreciation as compensation – an approach that is inconsistent with industry norms • Canyon does not even mention the stringent operating criteria that also must be met in order for Mr. Tavakoli to achieve his performance-based compensation (yet another distortion) • For Mr. Tavakoli to achieve the maximum compensation allowed under his employment agreement (assuming that the compensation committee determines that the maximum total shareholder return goal will be held constant for the 2017 and 2018 PSU awards), Ambac’s stock price would need to increase to $50.70 by year-end 2020, a 260% increase(25) since he became permanent CEO and more than double the stock price ($24.50) asserted by Canyon 4. Mr. Tavakoli has further aligned his personal interests with the Company by making aggregate out- of-pocket purchases of $2.4 million of Ambac’s stock since becoming interim CEO in 2015 28

APPENDIX

Non-GAAP Financial Data

Included in this presentation, the Company reports two non-GAAP financial measures: Operating Earnings and Adjusted Book Value. A non-GAAP financial measure is a numerical measure of financial performance or financial position that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP. We are presenting these non-GAAP financial measures because they provide greater transparency and enhanced visibility into the underlying drivers of our business and the impact of certain items that the Company believes will reverse from GAAP book value over time through the GAAP statements of comprehensive income. Operating Earnings and Adjusted Book Value are not substitutes for the Company's GAAP reporting, should not be viewed in isolation and may differ from similar reporting provided by other companies, which may define non-GAAP measures differently.

Operating Earnings

The following table reconciles net income attributable to common shareholders to the non-GAAP measure, operating earnings, for the years ended December 31, 2015 and 2014, and 8-months ended December 31, 2013, respectively:

	Year Ended December 31, 2015		Year Ended December 31, 2014		Eight Months Ended December 31, 2013	
($ in millions, other than per share data)	**$ Amount**	**Per Diluted Share**	**$ Amount**	**Per Diluted Share**	**$ Amount**	**Per Diluted Share**
Net income attributable to common shareholders	**$ 493.4**	**$ 10.72**	**$ 484.1**	**$ 10.31**	**$ 505.2**	**$ 10.91**
Adjustments:						
Non-credit impairment fair value (gain) loss on credit derivatives	(36.7)	(0.80)	(17.1)	(0.37)	(165.9)	(3.58)
Effect of consolidating financial guarantee VIEs	9.1	0.20	45.0	0.96	223.7	4.83
Insurance intangible amortization	169.6	3.69	151.8	3.24	99.7	2.15
Impairment of Goodwill	514.5	11.18	-	-	-	-
Foreign exchange (gain) loss from remeasurement of premiums receivable and loss and loss adjustment expenses	29.4	0.64	34.9	0.74	(21.0)	(0.45)
Fair value (gain) loss on derivative products from Ambac CVA	(14.2)	(0.31)	(16.1)	(0.34)	46.8	1.01
Operating earnings	**$ 1,165.1**	**$ 25.32**	**$ 682.6**	**$ 14.54**	**$ 688.5**	**$ 14.87**
Weighted-average diluted shares outstanding (in millions)		46.0		46.9		46.3

Ambac

29

Adjusted Book Value The following table reconciles Total Ambac Financial Group, Inc. stockholders’ equity to the non-GAAP measure Adjusted Book Value as of each date presented: APPENDIX 30 ($ in millions, other than per share data) $ Amount Per Share $ Amount Per Share $ Amount Per Share Total AFGI Shareholders' Equity 1,684.8$ 37.41$ 1,399.1$ 31.09$ 287.2$ 6.38$ Adjustments: Non-credit impairment fair value losses on credit derivatives 19.0 0.42 55.7 1.24 188.5 4.19 Effect of consolidating financial guarantee variable interest entities (302.7) (6.72) (319.1) (7.09) (594.3) (13.21) Insu ance intangible asset (1,212.1) (26.91) (1,409.9) (31.35) (2,136.1) (47.47) Goodwill - - (515.0) (11.43) - - Ambac CVA on derivative product liabilities (excluding credit derivatives) (78.7) (1.75) (64.5) (1.44) (64.6) (1.44) Net unearned premiums and fees in excess of expected losses 1,056.6 23.46 1,402.3 31.16 1,903.0 42.29 (51.0) (1.13) (210.7) (4.68) 91.0 2.02 Adjusted book value 1,115.8$ 24.78$ 337.4$ 7.50$ (325.4)$ (7.23)$ Shares outstanding (in millions) 45.0 45.0 45.0 December 31, 2015 December 31, 2014 June 30, 2013 Net unrealized investment (gains) losses in Accumulated Other Comprehensive Income

APPENDIX – SIMPLIFIED CORPORATE STRUCTURE Ambac Financial Group (Holding Company) (AFG) Ambac Capital Corporation (Investment Agreement Operations) Everspan Financial Guarantee (Financial Guarantee) Ambac Assurance UK (UK insurance company) (Ambac UK) Ambac Financial Services (Derivative products) Ambac Credit Products (Credit default swaps) (ACP) Ambac Assurance Corp. (Financial Guarantee) (AAC) Ambac Assurance Corp. Segregated Account (in Rehabilitation) 31

APPENDIX – AAC / SEGREGATED ACCOUNT STRUCTURE


~$5 billion liabilities and
associated subrogation claims
Cooperation agreement(26)
Excess of loss reinsurance agreement(26)
Management services agreement
Management services fees
AAC
(Insurance Subsidiary)
Segregated Account
Subrogation
Recoveries
Premiums
General Account
Claims
Segregated Account
Claims
Trustees / Issuers
Policyholders / Trustees
Policyholders / Trustees

Ambac

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FOOTNOTES 1) Operating Earnings is a non-GAAP financial measure that excludes (or includes) amounts that are included in (or excluded from) net income attributable to common shareholders which is presented in accordance with GAAP. A reconciliation to net income attributable to common shareholders, as reported under GAAP, is available at the end of this document and in our Annual Report on Form 10-K filed with the SEC (our “10-K”) 2) Per March 9, 2016 Canyon Capital Advisors DFAN14A filing, Canyon owns 2,219,290 shares of common stock at a closing price of $16.18 on April 13, 2016 3) Per March 9, 2016 Canyon Capital Advisors DFAN14A filing, Canyon owns $259 million in aggregate of 5.1% Surplus Notes due June 7, 2020 issued by Ambac Assurance Corporation; estimated market value of $284 million and DPO / RMBS claims with an estimated market value of $89 million. Estimated market value based on available pricing and Ambac’s valuation analysis as of April 13, 2016 4) Per March 9, 2016 Canyon Capital Advisors DFAN14A filing, Canyon owns $259 million in aggregate of 5.1% Surplus Notes due June 7, 2020 issued by Ambac Assurance Corporation; estimated market value of $284 million and DPO / RMBS claims with an estimated market value of $89 million ($373 million in aggregate). Estimated market value based on available pricing and Ambac’s valuation analysis as of April 13, 2016. Gain estimated as the difference between the combined market value of Surplus Notes and DPO/RMBS and the face value of claims associated with those positions. Per March 9, 2016 Canyon Capital Advisors DFAN14A filing, Canyon owns 2,219,290 shares of common stock at a closing price of $16.18 on April 13, 2016, equating to an equity holding of $36 million 5) Adjusted book value is a non-GAAP financial measure of financial position that excludes (or includes) amounts that are included in (or excluded from) Total Ambac Financial Group, Inc. stockholders’ equity which is presented in accordance with GAAP. Ambac Financial Group, Inc. stockholders’ equity, as reported under GAAP, is available at the end of this document and in our 10-K 6) Measured from June 30, 2013, the first quarter end after emergence from bankruptcy on May 1, 2013 7) Ambac’s, MBIA’s, Assured Guaranty’s closing stock prices on April 13, 2016 were $16.18, $8.20, and $25.16 respectively. Ambac’s adjusted book value per share is $24.78 per our 2015 10-K, p.63, MBIA’s adjusted book value per share is $29.69 per its 2015 4th Quarter Operating Supplement, p.8 and Assured Guaranty’s adjusted book value per share is $61.18 per its 2015 4th Quarter Operating Supplement, p.6 8) The Puerto Rico General Obligation (“GO”) Bonds 8% of 2035 are used as a benchmark for Puerto Rican municipal bonds 9) Source: Bloomberg 10) Source: Bloomberg; share price growth measured from December 31, 2013 (closing price of $24.56) to December 31, 2014 (closing price of $24.50) 11) Source: MBIA 2015 10-K 12) Queens Court Capital, Gator Capital Management, LLC, Anthology Capital, LLC, Trillium Fundamental Value Fund, Anabatic Investment Partners, LLC, “Open Letter to Members of the Board of Directors of Ambac Financial Group, Inc.,” dated November 16, 2015. Permission to quote from letter was neither requested nor obtained 13) Permission to quote from email was neither requested nor obtained 14) Per Ambac March 28, 2016 press release 15) Total claims-paying ratio is net financial guarantees in force divided by total claims-paying resources. Total claims-paying resources quantifies total resources available to pay claims, including guarantees on subsidiary obligations 33

FOOTNOTES (CONTINUED) 16) Measured from December 31, 2015 to April 13, 2016 17) Measured from December 31, 2015 to December 31, 2018 18) Includes annualized value of one-time equity award 19) Includes annualized value of one-time 2014 equity awards; excludes one-time 2014 special cash award 20) MBIA 2014 annual DEF14A proxy filed March 24, 2015; Joseph Brown (CEO, MBIA) was awarded a grant in 2014 in recognition of service over a multi-year period of 1.5 million time-based restricted shares and 1.5 million performance-based restricted shares with a maximum payout (100%) if a price of $25 is achieved by December 31, 2017 (the grant price was $14.18). The annualized value of both awards is included in the table. The performance-based restricted share award vests in two equal installments and CAGR of 19.3% reflects an average of the CAGR required for maximum payout of each installment (22.5% and 16.1%, respectively) 21) Assured Guaranty 2014 annual DEF14A proxy filed March 20, 2015; Dominic Frederico (CEO, Assured Guaranty) was awarded an annual grant in 2014 of 87,959 time-based RSUs and 87,959 performance-based RSUs. The performance-based RSUs have a maximum payout (200%) if a price of $36 is achieved by January 2, 2018 (the price at the beginning of the performance period was $25.00). The value of both awards is included in the table 22) In 2016, Mr. Tavakoli was awarded an annual grant of 91,817 performance-based RSUs and a one-time award of 310,458 time-based RSUs. The performance-based RSUs pay out at maximum (267%) if Ambac stock reaches $30.00 per share by December 31, 2018 (the price at the beginning of the performance period was $14.09). The value of the 2016 performance-based RSU award and the annualized value of the time-based RSU award is included in the table 23) Maximum value calculated as share price required for maximum payout under performance award multiplied by the number of shares underlying all awards included in the table 24) Assuming grant date value for all equity awards 25) Measured from December 31, 2015 to December 31, 2020 26) Subject to $100 million minimum surplus at AAC 34

Important Information Ambac Financial Group, Inc., ("Ambac") has filed a preliminary proxy statement with the Securities and Exchange Commission ("SEC") in connection with its 2016 Annual Meeting. Prior to the 2016 Annual Meeting, Ambac will file and provide to its stockholders a definitive proxy statement. STOCKHOLDERS ARE URGED TO READ THIS PROXY STATEMENT, THE ACCOMPANYING WHITE PROXY CARD AND OTHER RELEVANT DOCUMENTS FILED BY AMBAC WITH THE SEC IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov and through the website maintained by Ambac at http://ir.ambac.com. Certain Information Regarding Participants Ambac, its directors and certain of its officers and other employees may be deemed to be participants in the solicitation of Ambac's stockholders in connection with its 2016 annual meeting. Information regarding the names, affiliations and direct and indirect interests (by security holdings or otherwise) of these persons can be found in Ambac's preliminary proxy statement for its 2016 Annual Meeting, which was filed with the SEC on March 30, 2016. To the extent holdings of Ambac’s securities by such persons have changed since the amounts printed in the 2016 preliminary proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement and, to the extent applicable, will be updated in the definitive proxy statement and other materials to be filed with the SEC in connection with Ambac’s 2016 Annual Meeting. Stockholders may obtain a free copy of the proxy statement and other documents filed by Ambac with the SEC from the sources listed above. About Ambac Ambac Financial Group, Inc. ("Ambac"), headquartered in New York City, is a holding company whose subsidiaries, including its principal operating subsidiary, Ambac Assurance Corporation ("Ambac Assurance"), Everspan Financial Guarantee Corp., and Ambac Assurance UK Limited, provide financial guarantees and other financial services to clients in both the public and private sectors globally. Ambac Assurance, including the Segregated Account of Ambac Assurance (in rehabilitation), is a guarantor of public finance and structured finance obligations. Ambac is also selectively exploring opportunities involving the acquisition and/or development of new businesses. Ambac‘s common stock trades on the NASDAQ Global Select Market under the symbol “AMBC”. The Amended and Restated Certificate of Incorporation of Ambac contains substantial restrictions on the ability to transfer Ambac’s common stock. Subject to limited exceptions, any attempted transfer of common stock shall be prohibited and void to the extent that, as a result of such transfer (or any series of transfers of which such transfer is a part), any person or group of persons shall become a holder of 5% or more of Ambac’s common stock. Ambac is committed to providing timely and accurate information to the investing public, consistent with our legal and regulatory obligations. To that end, we use our website to convey information about our businesses, including the anticipated release of quarterly financial results, quarterly financial, statistical and business-related information, and the posting of updates to the status of certain primary residential mortgage backed securities litigations. For more information, please go to www.ambac.com. 35